Exhibit 99.2
GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2022
Seoul, South Korea, March 31, 2023 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2022 were KRW 232,717 million (US$ 184,670 thousand), representing a 19.3% decrease from KRW 288,258 million for 2021.

Online game revenue increased by 9.3% to KRW 32,970million (US$ 26,163 thousand) in 2022 from KRW 30,176 million in 2021. The increase resulted largely from the increase in revenues from Ragnarok Online in Taiwan and Korea.

Mobile game revenue for 2022 was KRW 198,512 million (US$ 157,527 thousand), representing a 22.7% decrease from KRW 256,918 million for 2021. This decrease was mainly due to decreased revenues from Ragnarok X: Next Generation in Taiwan and Southeast Asia and Ragnarok Origin in Korea and such decrease was partially offset by increased revenues from Ragnarok Origin which was launched in Taiwan, Hong Kong and Macau on September 15, 2022 and Ragnarok Origin in the United States and Canada.

Other revenue was KRW 1,235 million (US$ 980 thousand) in 2022, representing a 6.1% increase from KRW 1,164 million in 2021.

Cost of revenues was KRW 112,512 million (US$ 89,283 thousand) in 2022, representing a 20.7% decrease from KRW 141,815 million in 2021. The decrease in cost of revenues was mainly due to decreased commission paid related to game services for Ragnarok X: Next Generation and Ragnarok Origin.

As a result of the foregoing factors, gross profit for 2022 was KRW 120,205 million (US$ 95,387 thousand), representing a 17.9% decrease from KRW 146,443 million for 2021.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 15.0% to KRW 58,060 million (US$ 46,073 thousand) in 2022 compared with KRW 68,269 million in 2021. This decrease in SG&A was mostly attributable to decreased advertising expenses and research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 62,145 million (US$ 49,314 thousand) in 2022, compared to an operating income of KRW 78,174 million in 2021.

Non-operating Income and Non-operating Expenses

Non-operating income for 2022 was KRW 13,059 million (US$ 10,363 thousand) compared with non-operating income KRW 14,372 million in 2021. The decrease in non-operating income was primarily due to decreased dividend revenue.

Profit before income tax for 2022 was KRW 75,204 million (US$ 59,677 thousand), compared with profit before income tax of KRW 92,546 million in 2021.

Gravity recorded a net income of KRW 54,915 million (US$ 43,577 thousand) in 2022 compared with a net income of KRW 64,733 million in 2021.

The balance of cash and cash equivalents and short-term financial instruments was KRW 209,986 million (US$ 166,632 thousand) as of December 31, 2022.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1260.18 to US$1.00, the noon buying rate in effect on December 30, 2022 as quoted by the Federal Reserve Bank of New York.